P&O

Established 1837

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

16 June 2005

82-2083

Dear Sirs

P&O ADOPTION OF IFRS

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman

Sylvia Freeman
Company Secretariat

enc

P&O

News Release

EMBARGO: NOT FOR PUBLICATION BEFORE 14:00 HOURS (UK TIME) ON WEDNESDAY 15 JUNE 2005

P&O

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

P&O will be adopting International Financial Reporting Standards ('IFRS') with effect from 1 January 2005. We have completed our preparations for this and are publishing today the primary financial statements for 2004 restated on an IFRS basis. The restated figures are included in this release together with details of the more significant changes from UK Generally Accepted Accounting Practice ('UK GAAP').

Commenting on the adoption of the new accounting rules, Nick Luff, Chief Financial Officer, said:

"As previously indicated, the most significant changes for P&O from adopting IFRS relate to the balance sheet, and in particular to pensions. Our reported underlying earnings are not expected to change significantly. Of course, the changes are purely presentational and the application of IFRS will not change our strategy or our trading cash flows."

Key points

- Reported underlying pre-tax profit for 2004 increases from £170.2 million to £181.8 million
- Reported net assets at 31 December 2004 reduce from £1,021.4 million to £758.6 million
- Positive impact on expectations for underlying pre-tax profit for 2005 of around £11 million
- No impact on trading cash flows

This release does not include any update on trading. P&O's next trading update is expected to be made on Wednesday 22 June 2005 when P&O is scheduled to issue its pre-close period statement ahead of the interim results on 11 August 2005.

A presentation on the adoption of IFRS for analysts and investors will be held at 16.00 hours today at Deutsche Bank, 75 London Wall, London, EC2N 2DB. This presentation with accompanying audio will be web cast live on the P&O website www.pogroup.com. Details can be found in the Investor section.

Further information: Peter Smith, Director, Communications and Strategy
Tel: +44 (0)20 7930 4343

Andrew Lincoln, Manager, Investor Relations and Strategy
Tel: +44 (0)20 7930 4490

1 Introduction

In accordance with European Regulations for listed entities, P&O is required to adopt International Financial Reporting Standards ('IFRS') for its consolidated accounts for accounting periods commencing 1 January 2005. Accordingly, the Group's first published financial statements under IFRS will be the results for the six months to 30 June 2005 which are scheduled to be published on 11 August 2005.

Ahead of the publication of future results on an IFRS basis, we have set out in the following pages a restatement of financial statements which were previously reported under UK Generally Accepted Accounting Practice ('UK GAAP'), together with an explanation of the major changes. Where appropriate we have indicated the anticipated impact in 2005 and subsequent years.

The major accounting changes which are required by the introduction of IFRS are:

- Pensions, where pension scheme surpluses and deficits are now recognised on the balance sheet
- The consolidation of the entity which owned the Hanseatic Trade Center property development in Hamburg, which had been accounted for as an associate under UK GAAP
- The cessation of amortisation of goodwill
- The recording of share-based payments at fair value
- The provision of deferred tax on unremitted earnings of certain overseas subsidiaries, joint ventures and associates, revalued assets and rolled over gains
- Accounting for the partial sell down of the Group's holding in P&O Nedlloyd

Additionally there are significant presentational changes in the income statement, particularly in respect of equity accounted joint ventures and associates.

IAS 32 and IAS 39 in respect of financial instruments will not be applied until 1 January 2005 (see Sections 2, 5.2 and 5.9).

In addition to the information in this release, further details have been published in the Investor section on the P&O website www.pogroup.com as follows:

1 Revised Group accounting policies under IFRS
2 Restatement of the transition net assets at 1 January 2004
3 Restatement of the financial statements for the year ended 31 December 2004
4 Restatement of the interim financial statements for the six months ended 30 June 2004
5 Reformat of the 2004 UK GAAP financial statements in accordance with IAS 1

2 Basis of preparation

The financial information in the following statements has been prepared in accordance with International Accounting Standards ('IAS') and International Financial Reporting Standards ('IFRS') expected to apply to P&O as at 31 December 2005. Certain standards remain subject to change. In particular, the European Commission has not yet endorsed the amendment to IAS 19 (see Section 5.3).

The figures in the statements themselves are subject to audit, although we have discussed the principles underpinning the restatement with our auditors throughout.

The Group accounting policies applied in preparing these statements are set out in Schedule 1 of the additional information included on the P&O website.

The Group has adopted the exemption under IFRS 1 'First-time Adoption of International Financial Reporting Standards' that allows IAS 32 and IAS 39 in respect of financial instruments to be applied prospectively from 1 January 2005. Thus the restated results for the year ended 31 December 2004 and the six months ended 30 June 2004 have been prepared using the existing accounting policies for financial instruments under UK GAAP.

3 Overall impact of changes

The tables below summarise the major impacts of IFRS on the Group and further details of these adjustments are given in Section 5.

3.1 Income statement

Reconciliation of the loss before tax for the year ended 31 December 2004:

	Ref.	Before separately disclosable items £m	Separately disclosable items £m	Total £m
Profit/(loss) before tax - UK GAAP		**170.2**	**(380.2)**	**(210.0)**
Pensions and post retirement benefits (IAS 19)	5.3	7.8	40.8	48.6
Scope of consolidation (IAS 27)	5.4	(9.0)	8.9	(0.1)
Goodwill (IFRS 3)	5.5	15.2	37.6	52.8
Share-based payments (IFRS 2)	5.7	(1.9)	-	(1.9)
Other items		(0.5)	-	(0.5)
Profit/(loss) before tax – IFRS (UK GAAP format)		181.8	(292.9)	(111.1)
Reformat joint venture and associate tax	5.1	(11.8)	-	(11.8)
Reformat joint venture and associate minorities	5.1	(0.8)	-	(0.8)
Profit/(loss) before tax – IFRS (IFRS format)		**169.2**	**(292.9)**	**(123.7)**

The IFRS adjustments result in related tax adjustments. In addition, IAS 12 results in further adjustments to the tax charge and tax provisions (see Section 5.8).

The IFRS treatment of the P&O Nedlloyd transaction is the major adjustment affecting separately disclosable items (see Section 5.11).

The majority of the impact of IAS 27 on the 2004 pre-tax profit relates to a specific property transaction which is not expected to recur in 2005. £6.4m of the £15.2m adjustment to goodwill amortisation in 2004 relates to Ferries. All goodwill in Ferries as at 31 December 2004 was written off so this portion of the 2004 IFRS adjustment will not recur in 2005.

The impact of IAS 19 and IFRS 2 on 2005 pre-tax profit is expected to be similar to the 2004 impact.

Taking these points into account, the Group estimates that the adoption of IFRS will increase 2005 underlying pre-tax profit by approximately £11m. As noted in previous announcements, changes to mortality assumptions will increase pension costs which will partly offset the profit and loss benefit from adopting IAS 19.

The Group's guidance for its underlying tax rate, including share of joint venture and associates, remains 30%.

3.2 Earnings per share

The restated earnings per £1 nominal of deferred stock for the year ended 31 December 2004 under IFRS are set out below:

	UK GAAP	IFRS
	£m	£m
Loss for the year	**(235.4)**	**(146.0)**
Less: minority interest	(14.9)	(10.1)
	(250.3)	**(156.1)**
Less: preference dividend	(3.8)	(3.8)
Basic and diluted earnings	**(254.1)**	**(159.9)**
Average stock in issue		
Basic and diluted	731.5	731.5
Basic and diluted EPS	**(34.7)p**	**(21.9)p**
Earnings as above	(254.1)	(159.9)
Adjusted for:		
Amortisation of goodwill	17.2	-
Separately disclosable items net of tax:		
Reorganisation, impairment charges & exceptional income	301.4	322.5
Amounts written off investments	27.7	-
Loss/(profit) on business and asset disposals	49.6	(29.8)
Underlying earnings	**141.8**	**132.8**
Underlying earnings per £1 nominal of deferred stock	**19.4p**	**18.2p**

3.3 Net assets

Reconciliation of net assets as at 31 December 2004:

	Ref.	Net assets excluding net debt	Net debt	Net assets
		£m	£m	£m
Net assets - UK GAAP		**2,051.0**	**(1,029.6)**	**1,021.4**
Pensions and post retirement benefits (IAS 19)	5.3	(296.0)	-	(296.0)
Scope of consolidation (IAS 27)	5.4	142.7	(145.9)	(3.2)
Goodwill (IFRS 3)	5.5	11.4	-	11.4
Dividend recognition (IAS 10)	5.6	46.0	-	46.0
Taxation (IAS 12)	5.8	(20.7)	-	(20.7)
Other items		5.8	(6.1)	(0.3)
Net assets - IFRS		**1,940.2**	**(1,181.6)**	**758.6**

Taking into account the impact of IFRS, and based on consensus estimates for profit, the Group anticipates that net assets at the end of 2005 will be approximately £850m. This assumes that:

- the Group's 25% stake in Royal P&O Nedlloyd has been sold for €57 per share
- the underlying pension deficit amounts, exchange rates and the mark to market values of financial instruments remain unchanged from 31 December 2004
- the MNOPF will be accounted for as a defined benefit pension scheme (see Section 5.3)

Based on the same assumptions the Group anticipates that net borrowings at the end of 2005 will be approximately £675m. This estimate also assumes:

- capital expenditure within ports of £200m
- property sales in line with target of £325m (the increase from £250m being due to IFRS (see Section 5.4))
- pension scheme deficit payments of £40m
- no working capital movements other than those relating to ferries restructuring

3.4 Cash flow

IFRS accounting adjustments have no impact on the Group's actual cash flow. However, the reclassification of certain balance sheet items slightly changes the reported cash equivalent balance and, as can be seen from the net asset statement above, the change to the scope of consolidation increases the Group's borrowings (see Section 5.4).

4 Underlying results

In its regular presentations under UK GAAP the Group showed measures of underlying performance which excluded exceptional items.

These measures have been reviewed under IFRS and, taking into account the presentational changes required under IFRS for joint ventures and associates (see Section 5.1), the Group considers that the appropriate measures of underlying performance should:

- exclude separately disclosable items which will generally be items that would have been classified as exceptional under UK GAAP
- add back the relevant amounts relating to joint ventures and associates results such that they are presented on the same basis as the comparable group items
- exclude non-trading items such as amounts arising from the revaluation of financial instruments and investments

The terms underlying EBIT (earnings before interest and tax), underlying pre-tax profit, underlying profit after tax, underlying earnings and underlying EPS will be used accordingly.

Reconciliation of the IFRS income statement to underlying performance measures:

	Earnings before interest and tax	Pre-tax profit	Profit after tax
	£m	£m	£m
Total per Income Statement - IFRS	**(34.8)**	**(123.7)**	**(146.0)**
Adjusted for:			
Separately disclosable operating loss	336.0	336.0	335.8
Profit on sale and termination of businesses	(43.1)	(43.1)	(43.1)
	258.1	169.2	146.7
Add back:			
Share of joint venture and associates interest	17.2	-	-
Share of joint venture and associates taxation	11.8	11.8	-
Share of joint venture and associates minorities	0.8	0.8	0.8
Underlying performance measure - IFRS	**287.9**	**181.8**	**147.5**

5 Changes in accounting policies

The significant changes in the Group's accounting policies required by IFRS are set out below (Schedule 1 of the additional information included on the P&O website provides the full Group accounting policies).

5.1 Presentation of financial statements

The Group's financial statements will be presented in accordance with IAS 1 'Presentation of Financial Statements'.

The major impact on the income statement is in the presentation of the Group's share of the results of equity accounted joint ventures and associates as a single line item. Under UK GAAP, the Group's share of operating results, interest, taxation and minority interest were reported separately within the relevant sub totals of the Group's profit and loss statement. Thus under IFRS the Group's share of the taxation and minority interests of joint ventures and associates is included in profit before taxation. This does not affect the profit attributable to stockholders.

Given the significant proportion of the Group's business which is conducted through these equity investments it is proposed to continue to publish a proforma presentation on the existing basis (see segmental analysis page 17).

The format of the balance sheet has been changed to reflect the items required by IAS 1 to be disclosed on the face of the balance sheet and a number of other reclassifications.

These presentational changes are set out in Schedule 5 of the additional information included on the P&O website which reconciles the UK GAAP format to the IFRS format before the IFRS accounting policy adjustments described in the remainder of this section.

5.2 Transitional arrangements

IFRS 1 sets out the rules for first time adoption of IFRS. In general, these require a company to determine its IFRS accounting policies and then apply those retrospectively to determine its opening or 'transition' balance sheet. There are, however, certain exemptions to this general transitional requirement which the Group has adopted as follows:

- The Group has elected not to restate business combinations that took place before the transition date
- In some cases the latest valuations of property at the transition date have been used as deemed cost and property will no longer be revalued
- The Group has taken advantage of the exemption available under IFRS to 'zero' the foreign currency translation reserve at transition date
- IAS 32 and IAS 39 in respect of financial instruments will be applied prospectively from 1 January 2005

5.3 Pensions and other post retirement benefits

IAS 19 'Employee Benefits' requires defined benefit pension fund surpluses and deficits to be recognised on the balance sheet and separate recognition of the operating and financing costs of the schemes within the income statement. There are a number of options for the recognition of any actuarial gains and losses which arise and the Group has adopted the policy to recognise any variations in full in the statement of recognised income and expense. It should be noted that this option is permitted by the International Accounting Standards Board's amendment to IAS 19 which has yet to be endorsed by the European Commission and hence this policy may be subject to change.

These accounting treatments have no impact on the cash funding of the schemes.

The impact of the change can be summarised as follows:

	At 1 January 2004 £m	Year ended 31 December 2004 £m
Income statement		
Operating loss		13.5
Share of result of joint ventures and associates		1.2
Net financing costs		(1.5)
Loss on sale of businesses		35.4
Adjustment to loss before taxation		**48.6**
Related taxation adjustment		(2.2)
Adjustment to loss after taxation		**46.4**
Adjustment to loss before taxation analysed as		
Before separately disclosable items		7.8
Separately disclosable items		40.8
		48.6
Net assets		
Write back SSAP 24 balances	6.1	(10.6)
Include pension holiday prepayment	-	5.3
Include IAS 19 pension liability:		
Main P&O pension scheme	(218.7)	(242.0)
Share of P&O Nedlloyd pension schemes *	(69.5)	(39.4)
Other pension schemes and benefits	(22.1)	(23.0)
	(304.2)	(309.7)
Related taxation adjustment	9.7	13.7
Adjustment to net assets	**(294.5)**	**(296.0)**

* Included within investments in joint ventures and associates

For 2004 under IFRS, the Group continues to account for the two merchant navy industry-wide schemes (the MNOPF and the MNRPF) on a cash basis as if they were defined contribution schemes. However, following the recent court case in respect of the MNOPF it is expected that during 2005 the Group will have sufficient information to account for its share of the scheme as a defined benefit scheme under IAS 19 and recognise its share of the deficit on the balance sheet. This was estimated to be £125m as at 31 December 2004.

The deficit on the main P&O scheme is higher than that disclosed under UK GAAP (FRS 17) due to the adoption of bid values for the scheme assets and the capitalisation of the present value of the future scheme administration costs associated with past benefit accruals.

5.4 Scope of consolidation

IAS 27 'Consolidated and Separate Financial Statements' requires that the 'power to control' is considered in determining whether an entity should be consolidated, which is a broader definition than under UK GAAP. The Group has reviewed the facts and circumstances of all of its investments at the transition date and concluded that there is one entity, the Hanseatic Trade Center ('HTC'), which was accounted for as a 47.5% associate under UK GAAP where the existence of certain options over the interests of the other partners need to be taken into account under IFRS. Hence the entity will be consolidated as a subsidiary under IFRS.

The impact of the change can be summarised as follows:

	At 1 January 2004	Year ended 31 December 2004
	£m	£m
Income statement		
Operating loss		(52.2)
Share of loss of joint ventures and associates pre-tax		32.8
Amounts written off investments		29.2
Net financing costs		(9.9)
Adjustment to loss before taxation		**(0.1)**
Share of joint ventures and associates tax		0.4
Adjustment to IFRS loss before taxation		**0.3**
Related taxation adjustment		(0.8)
Adjustment to loss after taxation		**(0.5)**
Adjustment to loss before taxation analysed as		
Before separately disclosable items		(9.0)
Separately disclosable items		8.9
		(0.1)
Net assets		
Movement in joint ventures and associates	(54.1)	1.1
Increase in property held for development and sale	271.6	146.8
Decrease in net current assets	(1.7)	(4.3)
Increase in borrowings	(217.2)	(145.2)
	(1.4)	(1.6)
Related taxation adjustment	(1.0)	(1.6)
Adjustment to net assets	**(2.4)**	**(3.2)**

The HTC property has been sold during 2005. Under IFRS, the cash proceeds of approximately €200m (£140m) will be recognised in the Group's cash flow statement. Moreover, the whole of the proceeds will contribute towards the Group's property sales target for 2005. Previously only the Group's 47.5% share of the proceeds was taken into account.

This increases the property sales made to date by £73m. Accordingly, the Group has increased its property sales target for 2005 from £250m to £325m.

5.5 Goodwill and business combinations

IFRS 3 'Business Combinations' prohibits the amortisation of goodwill. It requires goodwill to be carried at cost with an annual impairment test performed. Under IFRS goodwill previously written off to reserves is not 'clawed back' when the relevant business is sold, as it was under UK GAAP.

The Group has elected to adopt the exemption available under IFRS 1 and has applied IFRS 3 prospectively from the transition date. This results in the value of any goodwill being frozen at the transition date and any amortisation previously charged in the year ended 31 December 2004 being reversed as part of the IFRS restatement.

The impact of these changes can be summarised as follows:

	At 1 January 2004	Year ended 31 December 2004
	£m	£m
Income statement		
Reversal of goodwill amortisation in subsidiaries		12.9
Movements in negative goodwill		(0.4)
Reversal of goodwill amortisation in joint ventures and associates		2.1
Reversal of goodwill clawback on sale of businesses		44.6
Additional impairment of goodwill		(6.4)
Adjustment to loss before taxation		**52.8**
Related taxation adjustment		-
Adjustment to loss after taxation		**52.8**
Adjustment to loss before taxation analysed as		
Before separately disclosable items		15.2
Separately disclosable items		37.6
		52.8
Net assets		
Reversal of goodwill amortisation	-	12.9
Additional impairment of goodwill	(0.9)	(7.1)
Adjustments to goodwill within joint ventures and associates	0.2	1.8
Write back negative goodwill	4.5	3.8
	3.8	11.4
Related taxation adjustment	-	-
Adjustment to net assets	**3.8**	**11.4**

5.6 Dividend recognition

Under IAS 10 'Events After the Balance Sheet Date' dividends are not recognised until they are declared. As a result the accrued final dividend on deferred stock has been reversed. This adjustment has increased net assets by £67.7m at 1 January 2004 and £46.0m at 31 December 2004.

5.7 Share-based payments

The approach to share-based payments is different to that previously applied under UK GAAP. IFRS 2 'Share-based Payment' requires that a fair value charge is made to the income statement for all share-based payments granted to employees since 7 November 2002.

The impact of this treatment is a charge to the income statement of £1.9m in 2004. There is no material tax impact and no impact on net assets.

5.8 Taxation

The taxation impact of each of the IFRS adjustments has been included within the details of the relevant adjustments above.

In addition there are a number of specific requirements under IAS 12 'Income Tax' whereby it is necessary to reflect the deferred taxation impact of certain temporary differences which was not required under UK GAAP:

- Provision for deferred tax on unremitted earnings of certain overseas subsidiaries, joint ventures and associates
- Provision for deferred tax on revalued assets and rolled over gains

These changes result in an additional tax charge in 2004 of £6.2m, and net additional tax provisions within net assets of £20.7m at both 1 January 2004 and 31 December 2004.

5.9 Financial instruments

IAS 32 covers the disclosure and presentation of financial instruments, while IAS 39 deals with the recognition and measurement of financial instruments including hedging arrangements.

The Group has applied the exemption available under IFRS 1 to apply IAS 32 and IAS 39 prospectively from 1 January 2005.

The Group expects to be able to apply hedge accounting under IFRS to most of its derivative financial instruments. Accordingly it is expected that substantially all movements in the fair value of derivative financial instruments will be taken to the statement of recognised income and expense.

In accordance with FRS 13 of UK GAAP, the Group disclosed the fair value of derivative financial instruments in its 2004 accounts. This forms an appropriate basis for guidance as to the impact of IAS 39 on the Group's balance sheet at 1 January 2005.

5.10 Other items

Included within other items are a number of balance sheet reclassifications, the most significant of which relates to the reclassification of £145m to prepaid leases from other asset categories at 31 December 2004.

5.11 Partial sell down of holding in P&O Nedlloyd

The accounting for the partial sale of P&O Nedlloyd ('PONL') in 2004 is complex, and results in a profit on disposal under IFRS as opposed to the previously reported loss on disposal under UK GAAP. The principal reasons for this change are:

- The inclusion of PONL's share of pension deficits in its balance sheet at the transaction date, reducing the net assets disposed
- The fact that it is not a requirement under IFRS to 'clawback' goodwill previously written off to reserves (see Section 5.5)

The impact of the change can be summarised as follows:

	UK GAAP	IFRS
	£m	£m
Cash consideration	139.2	139.2
25% share of the net assets of Royal P&O Nedlloyd after the transaction	180.9	150.2
	320.1	289.4
50% share of the net assets of PONL prior to the transaction	(341.2)	(279.8)
	(21.1)	9.6
Goodwill clawback	(44.3)	-
Net (loss)/profit on disposal	**(65.4)**	**9.6**

Assuming P&O sells its remaining stake in Royal P&O Nedlloyd during 2005, the adoption of IFRS will increase the profit on disposal, as compared with UK GAAP, in a similar way to the adjustments that applied in 2004 as shown above.

Restated consolidated income statement for the year ended 31 December 2004

	Restated in accordance with IFRS Unaudited		
	Before separately disclosable items	Separately disclosable items	Total
	£m	£m	£m
Group revenues	**2,471.5**	**-**	**2,471.5**
Cost of sales	(2,085.9)	(122.5)	(2,208.4)
Gross profit	**385.6**	**(122.5)**	**263.1**
Other operating income	19.5	13.5	33.0
Administrative costs	(229.5)	(227.3)	(456.8)
	175.6	(336.3)	(160.7)
Share of results of joint ventures and associates	82.5	0.3	82.8
Group operating loss	**258.1**	**(336.0)**	**(77.9)**
Profit on sale and termination of businesses	-	43.1	43.1
Loss on ordinary activities before finance costs	**258.1**	**(292.9)**	**(34.8)**
Financial expenses	(105.5)	-	(105.5)
Financial income	16.6	-	16.6
Net financing costs	**(88.9)**	**-**	**(88.9)**
Loss on ordinary activities before taxation	**169.2**	**(292.9)**	**(123.7)**
Taxation	(22.5)	0.2	(22.3)
Loss for the year	**146.7**	**(292.7)**	**(146.0)**
Attributable to :			
Ordinary stockholders			(159.9)
Preference stockholders			3.8
Equity minority interests in subsidiaries			10.1
			(146.0)

Restated consolidated statement of recognised income and expense for the year ended 31 December 2004

	Restated in accordance with IFRS Unaudited
	£m
Loss attributable to stockholders	**(156.1)**
Exchange adjustments on foreign currency net investments	(52.7)
Actuarial loss	(49.1)
Total recognised loss for the year	**(257.9)**

Restated consolidated net assets at 31 December 2004

	Restated in accordance with IFRS Unaudited
	£m
Non current assets	
Intangible assets	92.7
Prepaid leases	145.0
Property, plant and equipment	1,233.7
Investments in joint ventures and associates	518.1
Other investments	11.2
Deferred tax assets	16.7
Other debtors	7.2
	2,024.6
Current assets	
Properties held for development and sale	508.5
Inventories	43.2
Short term investments	5.2
Trade and other receivables	410.2
Tax recoverable	0.8
Cash and cash equivalents	50.2
	1,018.1
Current liabilities	
Bank overdrafts	(20.8)
Interest bearing loans and borrowings	(79.7)
Trade and other payables	(384.4)
Income tax liabilities	(105.7)
Provisions	(87.9)
	(678.5)
Net current assets	**339.6**
Non current liabilities	
Interest bearing loans and borrowings	(1,131.3)
Other payables	(55.1)
Deferred tax liabilities	(83.3)
Employee benefits	(326.1)
Provisions	(9.8)
	(1,605.6)
Net assets	**758.6**

Restated cash flow statement for the year ended 31 December 2004

	Restated in accordance with IFRS Unaudited
	£m
Net cash inflow from operating activities	473.9
Net cash inflow from investing activities	227.4
Net cash outflow from financing activities	(710.1)
Net decrease in cash and cash equivalents	**(8.8)**
Cash and cash equivalents at 1 January	36.5
Effect of exchange rate fluctuations on cash held	1.7
Cash and cash equivalents at 31 December	**29.4**

Reconciliation of decrease in cash and cash equivalents to movements in net debt

Decrease in cash and cash equivalents	(8.8)
Cash outflow from decrease in borrowings	521.7
Change in net debt resulting from cash flows	512.9
Borrowings of subsidiaries acquired	(17.0)
Borrowings of subsidiaries sold	6.1
Curtailment of finance leases and other debt	5.3
Inception of finance leases	(10.6)
Amortisation of bond issue costs	(0.5)
	496.2
Exchange adjustments	45.0
Movement in net debt	**541.2**
Net debt at 1 January	**(1,722.8)**
Net debt at 31 December	**(1,181.6)**

Restated cash flow statement for the year ended 31 December 2004 continued

	Restated in accordance with IFRS Unaudited
	£m
Loss for the year	(146.0)
Share of results of joint ventures and associates	(82.8)
Loss on sale of property, plant and equipment	11.2
Profit on sale and termination of businesses	(43.1)
Amounts written off investments	1.1
Net finance costs	88.9
Share-based payments	4.4
Taxation expense	22.3
Depreciation, amortisation and impairment charges	322.3
Decrease in properties held for development and sale	267.2
Decrease in working capital, provisions and employee benefits	43.6
Taxation paid	(37.3)
Dividends received from joint ventures and associates	22.1
Net cash inflow from operating activities	**473.9**
Purchase of property, plant and equipment	(154.1)
Purchase of investments	(2.2)
Sale of property, plant and equipment	102.9
Sale of investments	0.1
Purchase of subsidiaries and businesses	1.6
Purchase of joint ventures and associates	(63.3)
Sale of subsidiaries and termination of businesses	186.5
Sale of joint ventures and associates	155.9
Net cash inflow from investing activities	**227.4**
Issue of stock	12.6
Purchase of own stock	(14.2)
Loan drawdowns	838.6
Loan repayments	(1,329.6)
Finance lease capital payments	(30.7)
Interest received	26.4
Interest paid	(115.2)
Finance lease interest paid	(1.8)
Dividends paid to minority interests	(4.6)
Dividends paid	(91.6)
Net cash outflow from financing activities	**(710.1)**

Proforma segmental analysis of group operating loss for the year ended 31 December 2004

	Restated in accordance with IFRS Unaudited		
	Group	Joint ventures and associates	Total
	£m	£m	£m
Before separately disclosable items			
Ports	113.8	46.8	160.6
Ferries	(4.9)	-	(4.9)
Cold Logistics	18.4	-	18.4
Container Shipping	(3.9)	63.7	59.8
Property	52.2	1.8	54.0
	175.6	112.3	287.9
Separately disclosable items			
Ports	7.9	-	7.9
Ferries	(280.6)	-	(280.6)
Cold Logistics	(9.2)	-	(9.2)
Container Shipping	(0.4)	0.3	(0.1)
Property	(54.0)	-	(54.0)
	(336.3)	0.3	(336.0)
Total			
Ports	121.7	46.8	168.5
Ferries	(285.5)	-	(285.5)
Cold Logistics	9.2	-	9.2
Container Shipping	(4.3)	64.0	59.7
Property	(1.8)	1.8	-
	(160.7)	112.6	(48.1)
Less:			
Joint ventures and associates interest	-	(17.2)	(17.2)
Joint ventures and associates taxation	-	(11.8)	(11.8)
Joint ventures and associates minority interest	-	(0.8)	(0.8)
Group operating loss	**(160.7)**	**82.8**	**(77.9)**

Proforma segmental analysis of group net operating assets at 31 December 2004

	Restated in accordance with IFRS Unaudited
	Total
	£m
Ports	1,216.5
Ferries	283.0
Cold Logistics	192.6
Container Shipping	259.5
Property	539.4
	2,491.0

Net operating assets are reconciled to group net assets as follows:

Net operating assets	2,491.0
Group share of joint venture and associate loans	(111.3)
Group share of joint venture and associate other net non operating liabilities	(51.1)
	2,328.6
Net borrowings	(1,181.6)
Amounts relating to previous corporate disposals	35.7
Interest bearing investments	10.2
Net pension fund deficits	(262.8)
Corporation and deferred taxation	(171.5)
Group net assets	**758.6**

(ends)